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                              April 15, 2022

       Byron Yip
       President and Chief Operating Officer
       Okada Manila International, Inc.
       New Seaside Drive, Entertainment City
       Barangay Tambo, Para  aque City
       Metro Manila 1701
       Philippines

                                                        Re: Okada Manila
International, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form F-4
                                                            Filed March 31,
2022
                                                            File No. 333-262897

       Dear Mr. Yip:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 23, 2022 letter.

       Amendment No. 1 to Form F-4 filed March 31, 2022

       Risk Factors, page 42

   1. We note your revisions in response to prior comment 1. Please revise your risk factor disclosure to disclose
clearly that no opinion will be delivered that the Merger and Share
                                                        Acquisition qualifies
as a reorganization within the meaning of Section 368(a) of the
                                                        Code.
 Byron Yip
FirstName   LastNameByron
Okada Manila    International,Yip
                              Inc.
Comapany
April       NameOkada Manila International, Inc.
       15, 2022
April 215, 2022 Page 2
Page
FirstName LastName
Selected Historical Financial Data of OMI
Non-IFRS Financial Measures and Other Financial Measures
Adjusted EBITDA, page 202

2. We note your reconciliation of Adjusted EBITDA has reverted to being reconciled from
         Loss from operations rather than Net loss. Consistent with your Form F-4 filed February
         22, 2022 and related correspondence indicating your revised disclosure, please again amend your prospectus to reconcile such non-IFRS financial measure from Net loss as the most directly comparable measure calculated in accordance with IFRS-IASB given your presentation of a performance measure.
Exhibits

3. We note that the consent of UHY LLP filed as Exhibit 23.1 references their report dated
         March 30, 2022, relating to the consolidated financial statements of Tiger Resort, Leisure and Entertainment, Inc. dba: Okada Manila as of December 31, 2021, 2020 and 2019 and
         for the years then ended. However your registration statement contains two separate reports, dated November 30, 2021 and March 30, 2022, from UHY LLP related to the referenced financial statements. Please obtain and file a revised consent from your auditor that references both of their audit reports.
       You may contact William Demarest at 202-551-3432 or Mark Rakip at 202-551-3573 if
you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or Mary Beth Breslin at 202-551-3625 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Real
Estate & Construction
cc:      James Grandolfo